Exhibit 12

American General Finance Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Earnings: Income before provision for income taxes	$ 662,656	$ 809,839	$ 680,951	$ 571,587	$ 496,270
Interest expense	1,125,415	866,203	626,401	538,858	553,877
Implicit interest in rents	20,152	18,834	18,306	18,382	17,690
Total earnings	$1,808,223	$1,694,876	$1,325,658	$1,128,827	$1,067,837
Fixed charges: Interest expense	$1,125,415	$ 866,203	$ 626,401	$ 538,858	$ 553,877
Implicit interest in rents	20,152	18,834	18,306	18,382	17,690
Total fixed charges	$1,145,567	$ 885,037	$ 644,707	$ 557,240	$ 571,567
Ratio of earnings to fixed charges	1.58	1.92	2.06	2.03	1.87

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